May 4, 2023

VIA E-mail

Sean Graber
Morgan, Lewis & Bockius
1701 Market Street
Philadelphia, PA 19103-2921

          Re: SEI Alternative Income Fund
              File Nos. 333- 271097, 811-23861

Dear Mr. Graber:

          On April 3, 2023, you filed a registration statement on Form N-2 on behalf of the SEI
Alternative Income Fund (the    Fund   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Please advise us as to the status of any exemptive application(s) or no-action request(s) in connection with the registration statement, including with respect to the issuance of multiple classes of Shares.

3. Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the registration statement.

4. Please supplementally disclose if the Fund has presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.
 Sean Graber
SEI Alternative Income Fund
Page 2

5. Please review and revise the names of cross references throughout the registration statement but particularly within the cover page and synopsis. Currently, not all cross references match
   the titled sections they refer to; for example, please see the    Principal
Risks of the Fund
   Repurchase Offer Risk    or the    Repurchases and Transfers of Shares
cross references on the
   cover pages. Please consider adding page numbers to the cross references for ease of reference.

6. Please make conforming revisions to the prospectus for Class Y shares to reflect responses to staff comments issued regarding the Class F share class prospectus, as applicable.


Cover Page

7. Within the bolded bullet points on the cover page, please also include the following:

         a. the Fund   s Shares may not be sold, transferred or assigned
without the written consent
             of the Fund;

         b. In the fifth bullet, please clarify that return of capital distributions will reduce capital available for investment.

8. Within the second bullet bolded point, please add the sentence,    Thus, an
investment in the
   Company may not be suitable for all investors    after    An investment in
the Fund is
   considered illiquid.

Synopsis

9. Within the    Investment Approach    subsection on page 2, as well as in the
Investment
   Strategies subsection on page 15, the Fund discloses that:    The Fund will
primarily invest in
   equity and debt securities of CLOs. Under normal circumstances, the Fund   s
allocation to
   equity securities of CLOs will not exceed 50% of its net assets, measured at the time of
   purchase.    Please clarify if the Fund will be targeting a particular
allocation range as
   between equity and debt tranches of CLOs.

10. Within the    Investment Approach; High Degree of Risk    subsection on
page 2, please
    disclose whether the fund will invest in CLOs that will be below investment grade or unrated as part of its principal strategy.

11. The disclosure within the    Risk Factors    subsection on page 3 states
that there is a    potential
    for in-kind distributions of Fund assets to Shareholders.    We note that
the registration
    statement only otherwise refers to such in kind distributions in the context of liquidations.
    Please modify this disclosure to be consistent. Alternatively, please consider whether this disclosure should be removed from the summary of risks given the limited circumstances
    (i.e., liquidation) in which it appears to be relevant.
 Sean Graber
SEI Alternative Income Fund
Page 3

12. Within the    Purchase of Shares    subsection on page 8, please add the
phrase    or that
    Class Y shares will ever be offered    at the end of the final sentence,
There is no
    assurance that the fund will be granted the exemptive order.    Please add
this
    additional disclosure wherever the relevant disclosure appears.


Investment Strategies

13. The first paragraph on page 16 states that the    Collateral held by a CLO
may include loans to
    U.S. or foreign-domiciled companies.    The Staff notes that the
Non-U.S. Investments
    subsection on pages 32-33 contains a discussion of investments in both frontier and emerging markets. Please revise the Investment Strategies subsection to elaborate if foreign-domiciled
    companies    may include emerging and frontier markets, as such investments contain unique
    qualities and risks.

Types of Investments and Related Risks

14. Within the    Repurchase Program Risks    on page 19, please consider
disclosing the effect
    that repurchases may have on the ability of the registrant to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.


15. Within the    Asset-Backed Securities    subsection on page 27, the Fund
discloses that it may
    invest in asset-backed securities. To the extent that the Fund may invest in ABS that is different from CLOs, please ensure that the registration statement contains appropriate disclosures in the sections of the registration statement describing the
Fund   s investment
    strategies.

16. Within the    Credit Risk; Lower-Rated Securities Risk    on page 29, the
disclosure discusses
    investments in PIK securities.

         a. Within in that subsection, please explain what PIK securities are in plain English.

         b. To the extent PIK securities constitute a principal investment of the Fund, please include corresponding strategy disclosures.

         c. Please disclose that the higher yields and interest rates on and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.

         d. Please disclose that PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.
 Sean Graber
SEI Alternative Income Fund
Page 4


         e. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

         f. PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

17. Within the    Non-U.S. Investment    subsection within the Risk Disclosure
section on pages
    32-34, please disclose where applicable that non-US markets may have different accounting, auditing, and financial standards.

18. The    Securities of Other Investment Companies    sub-section on pages
34-35 contains
    disclosure regarding investments in other investment companies, including investments in leveraged ETFs and hedge funds. Please include corresponding strategy disclosures if such investments are part of the principal strategy. Please explain supplementally how much the
    Fund will invest in pooled investment vehicles that rely on the exclusions from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940
    (the    Act   ). Please explain whether the Fund intends to invest in
Collateralized Fund
    Obligations. If the Fund will invest more than 15% of its net assets in such pools, please explain why the Fund will not be limited to investment by accredited investors. We may have additional comments after reviewing your response.

19. While the Staff notes the fund does generally have a $100,000 minimum investment threshold, the Staff also notes the Adviser to the Fund retains the right to waive such requirements. Please disclose the circumstances under which the fund may waive its minimum investment threshold.

Management of the Fund

20. Within the    Adviser    subsection on page 45, please include a
description of the Adviser's
    compensation, and confirm the section conforms to the requirements of Item 9 1.b.(3) of the
    Form N-2 instructions.

21. Within the    Fund Expenses    subsection on page 47, the prospectus lists
expenses to be borne
    by the Fund. Such expenses include among other items,    investment related
expenses (e.g.,
    expenses that, in the Adviser   s discretion [emphasis added], are related
to the investment
    of the Fund   s assets, whether or not such investments are consummated), including, as
    applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, dividends on securities sold but not yet
    purchased, margin fees, research-related expenses.    The disclosure
implies that the Adviser
    has discretion to categorize an expense as either a Fund expense or an expense that should be borne by the Adviser, which appears inconsistent with Section 15(a)(1) of the Act, which
    requires that the Advisory Agreement    precisely describe all compensation
to be paid
    thereunder.    Please revise or explain supplementally why such disclosure is appropriate.
 Sean Graber
SEI Alternative Income Fund
Page 5


22. Within the    Determination of Net Asset Value    section on page 51 and
elsewhere, the
    prospectus details the valuation procedures adopted by the Board of Directors. The Staff notes that the fund may invest up to 50% in CLO equity tranches which implicitly are difficult to value. In recognition of the heightened valuation risk surrounding CLO equity tranches, please consider enhancing valuation disclosure to describe the valuation techniques and key input factors considered in the fair valuation of CLO equity tranches.

Share Repurchase Program

23. On page 54, the prospectus states that the Fund    also has the right to
repurchase all of a
    shareholder's Shares at any time if the aggregate value of such shareholder's Shares is, at the time of such compulsory repurchase, less than the minimum account balance in the Fund.
    Please explain supplementally how such arrangements are consistent with
Section 23(c)
    under the Act. What is the Fund's minimum account balance?

24. Within the same section discussed above, please discuss the ability of shareholders to withdraw or modify repurchase requests.

25. As appropriate within the Description of Capital Structure section beginning on page 55, please concisely discuss the significant attributes of each class of Shares. See Item 10 of
    Form N-2.

Anti-Takeover Provisions and Certain Other Provisions in the Declaration of
Trust

26. Within the    Anti-Takeover Provisions    subsection on page 66, the
prospectus states that
    trustees are elected for indefinite terms and do not stand for reelection. Please explain supplementally how such arrangements are consistent with Section 16 of the Act.

27. Within the section entitled    Derivative and Direct Claims of
Shareholders,    on page 66,
    please disclose that the Declaration of Trust places limitations on derivative claims by shareholders by requiring among other things that a shareholder make a pre-suit demand upon the Board to bring the action, and that the Board be given a reasonable amount of
    time    to consider and investigate any pre-suit request.

Plan of Distribution

28. On page 67, please disclose, as applicable:

         a. Briefly explain the basis for any differences in the price at which securities are offered to the public, as individuals and/or as groups, and to officers, directors and employees of the Registrant, its adviser or underwriter, per Item 5.2.3 of the Form N-2
            Instructions.
 Sean Graber
SEI Alternative Income Fund
Page 6

         b. That the underwriting agreement provides for indemnification of the underwriter by the Fund arising against any liability under the Securities Act of 1933 or the Act, and briefly describe such provisions, per item 5.4 of the Form N-2 Instructions

         c. That Shares will be sold at NAV; include a cross reference to the section in the
             prospectus that explains how NAV is calculated, Per Item 5.2.1 of the Form N-2
             Instructions, which seeks disclosure on how the fund price is determined


Closing

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

           Should you have any questions regarding this letter, please contact me at (617) 573-
4521.


                                                       Sincerely,

                                                       /s/ Timothy Worthington



cc:      Asen Parachkevov, Branch Chief
         Andrea Ottomanelli Magovern, Assistant Director